Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

June 6, 2025

VIA EDGAR CORRESPONDENCE

Emily Rowland
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Rowland:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Registrant” or “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on April 2, 2025 (the “Registration Statement”). The Registration Statement relates to the FT Vest Laddered Max Buffer ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Registration Statement. Once the correspondence is filed, please provide notice by email and include a redline showing any changes.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement, that it will update the series of class identifiers on EDGAR to reflect the ticker symbol, when available, and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness. The Registrant further confirms it will provide a copy of the correspondence and corresponding redline of the Registration Statement to the Staff once filed.

Comment 2 – Principal Risks

The Staff notes the following disclosure in “Buffer Change Risk” set forth in the section entitled “Principal Risks”:

The possible expected range of the buffer for a Target Outcome Period is between 20% and 100%, however, each Underlying ETF will alert shareholders, including the Fund, to a more precise expected buffer range for subsequent Target Outcome Periods approximately one week before the commencement of each Target Outcome Period, as described above.

Please consider adding this or similar disclosure to the principal investment strategy section.

Response to Comment 2

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 3 – Principal Risks

Please consider adding a risk disclosure relating to “New Fund Risk.”

Response to Comment 3

Pursuant to the Staff’s comment, a “New Fund Risk” has been added to the section entitled “Principal Risks.”

Comment 4 – Statement of Additional Information

The Staff notes that there is no risk disclosure relating to FLEX Options in the section entitled “Investment Risks” in the statement of additional information. Please consider adding such risk disclosure to this section.

Response to Comment 4

The Registrant has considered the Staff’s comment and respectfully declines to add back risk disclosure relating to FLEX Options to the section entitled “Investment Risks” in the statement of additional information. The Registrant notes that risk disclosure regarding FLEX Options (which was previously disclosed in the statement of additional information) is now described in the Prospectus, which the Registrant believes is appropriate for investor comprehension.

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Please call me at (312) 845-3721 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon